Filed by Focus Enhancements, Inc.
                                      Pursuant to Rule 425 of the Securities Act
                                           of 1933, as amended, and deemed filed
                                          pursuant to Rule 14d-2 and Rule 14a-12
                                            under the Securities Exchange Act of
                                                                1934, as amended


FOCUS Enhancements Reports Fourth Quarter and Year-End 2003 Results


    CAMPBELL, Calif.--(BUSINESS WIRE)--March 15, 2004--FOCUS Enhancements, Inc. (Nasdaq:FCSE), a worldwide leader in video production and conversion technology, today announced financial results for its fourth quarter and year-end 2003.
    Revenue for the fourth quarter was $7.4 million compared to $4.0 million reported for the same quarter of 2002. Net loss for the quarter was $490,000, or $0.01 per share, versus a net loss of $1.2 million, or $0.03 per share, in the same quarter of 2002. FOCUS Enhancements closed the quarter with over $3.7 million in cash and cash equivalents.
    Revenue for the year ended December 31, 2003 was $26.6 million compared to $17.3 million reported for the 2002 year. Net loss for the 2003 period was $1.7 million, or $0.04 per share, versus a net loss of $6.0 million, or $0.17 per share, for the comparable 2002 period.
    Brett Moyer, president and chief executive officer of FOCUS Enhancements, stated, "During 2003, FOCUS Enhancements accomplished many milestones and achieved over 50% revenue growth. We executed on our strategies to grow both the Systems and Semiconductor Businesses, introducing our revolutionary Direct To Edit (DTE) video technology to the professional video market and securing more reference designs for our semiconductors. As demand continues to increase for convergence chips for set-top boxes and other applications, we anticipate working with our partners to generate more reference designs and capture more design wins. Additionally, we began developing new video technology -- Ultra Wideband (UWB) -- which is intended to expand our chip capabilities into wireless transmission, as well as to provide technologies for our consumer and professional systems products. In December, we successfully demonstrated our UWB video technology and we currently expect to secure a partner and conduct a technology road show to further demonstrate the capabilities of the technology in mid-2004."
    Moyer continued, "In January, we announced that we were in the midst of completing two acquisitions that are expected to extend our systems business by creating a fully integrated digital media workflow line, including Video Acquisition, Content Management and Display and Distribution. FOCUS Enhancements is on its way to become a 'glass-to-glass' provider of video solutions, from video acquisition to video display."
    Gary Williams, chief financial officer of FOCUS Enhancements, stated, "Throughout the year, we were successful in our expense controls, with year-over-year expense decreasing by approximately 10% while revenue grew over 50%. Additionally, as disclosed in September 2003, we expect our debt obligations to decrease, as Carl Berg, a director, has indicated he will convert approximately $4.5 million in principal and accrued interest owed by FOCUS Enhancements to him into preferred and common stock later this month. This conversion would result in the issuance of approximately 2,230,000 shares of common stock and 1,257 shares of preferred stock convertible into an additional 1,257,000 shares of common stock. After the conversion, on a common stock equivalent basis, Mr. Berg will own approximately 11% of the company's outstanding equity."

    Recent Highlights

    Semiconductor Business:

    -- 20-year semiconductor design veteran Tommy Eng joined the FOCUS Enhancements Board of Directors.

    -- In February, we co-announced the formation of the Multiband OFDM Alliance Special Interest Group to establish industry standards enabling the development of UWB semiconductor chips.

    -- Achieved proof of mathematical concept of our UWB initiative. FOCUS Enhancements has been demonstrating the technology to prospective partners.

    -- Utilized in three set-top box reference designs during the last twelve months, which contributed to an increase in year-over-year reference design starts.

    -- Received 27 new semiconductor design starts and 7 design wins for the fourth quarter of 2003 compared to 9 design starts and 10 design wins in the fourth quarter of 2002. Five new customer products went into production during the fourth quarter.

    Systems Business:

    -- In February, completed the acquisition of COMO Computer and Motion GmbH (COMO), establishing an office in Europe and expanding the product line to include video content management and processing solutions that enable users to easily store, categorize and retrieve video media from multiple sites over the Internet or a local network.

    -- In January, entered into a definitive agreement to acquire the assets and certain liabilities of Visual Circuits Corporation
        (VCC), a leading manufacturer of networked digital video systems, media servers and devices that enable users to manage, distribute and present standard and high-definition
        (HD) video and high-resolution graphics over terrestrial and satellite networks. The acquisition is subject to the approval of VCC's shareholders and will require the SEC declaring effective an S-4 registration statement for the FOCUS Enhancements shares to be issued.

    -- Earned the prestigious DV Award for excellence from Digital Video Magazine for FireStore FS-3. This is only the third time a five-star product review was awarded in the magazine's eleven-year history.

    -- Launched FireStore FS-2 at Interbee 2003. The FireStore product line continues to receive many accolades from both industry experts and customers worldwide.

    Moyer concluded, "Looking forward, we anticipate revenues for the first quarter will range between $3.5 million and $4.0 million, and full-year 2004 revenue will range between $23 and $26 million. We anticipate a loss in the first quarter between $0.03 and $0.04 per share, excluding any charges associated with the acquisition of VCC and COMO. Assuming VCC's stockholders approve the merger, we expect the VCC acquisition to close by April 30, 2004, and for the VCC and COMO acquisitions to contribute to revenues in 2004."

    Investor Conference Call

    The company will host a shareholder conference call to discuss the fourth quarter and year-end 2003 results on Monday, March 15, 2004 at 1:30 p.m. PST after which management will host a question and answer session. The conference call will be broadcast live over the Internet at www.focusinfo.com, and the webcast will be available through April 14, 2004. If you do not have Internet access, the telephone dial-in number is 706-634-0182 for domestic and international participants. Please dial in five to ten minutes prior to the beginning of the call at 1:30 p.m. PST (4:30 p.m., EST). A telephone replay will be available through March 17, 2004. Dial 706-645-9291, and enter access code 5846113.

    About FOCUS Enhancements, Inc.

    FOCUS Enhancements, Inc. (Nasdaq:FCSE) is a leading designer of world-class solutions in advanced, proprietary video technology. Headquartered in Campbell, CA, FOCUS Enhancements designs, develops, and markets video solutions in two distinct markets: advanced proprietary video conversion integrated circuits (ICs) and affordable, high quality, digital-video conversion and video production equipment. Semiconductor IC products include designs for PCs, game cards, internet, set-top boxes, Internet appliances, and interactive TV applications, and they are sold directly to original equipment manufacturers (OEMs). FOCUS Enhancements' complete line of video presentation and video production devices are sold globally through resellers and distributors to the broadcast, education, cable, business, industrial, presentation, Internet, gaming, home video production and home theater markets. More information on FOCUS Enhancements may be obtained from the company's SEC filings, or by visiting the FOCUS Enhancements home page at http://www.FOCUSinfo.com.

    Safe Harbor Statement

    Statements about future results and other expectations constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations and the current economic environment. The Company cautions that these statements are not guarantees of future performance. Actual results may differ materially from those expressed or implied in the forward-looking statements. A number of factors in addition to those discussed herein could cause actual results to differ materially from expectations. Demand for FOCUS Enhancements' products, which impacts revenue and the gross margin percentage, is affected by business and economic conditions and changes in customer order patterns. Any projections are inherently subject to significant economic and competitive uncertainties and contingencies, many of which are beyond the control of FOCUS Enhancements. Important assumptions and other important factors, including risk factors, which could cause actual results to differ materially from those in the forward-looking statements are specified in the Company's Form 10-KSB for the year ended December 31, 2002 and other filings with the SEC. The Company undertakes no obligation to update forward-looking statements, whether as a result of new information, future events, or otherwise.

    Where To Find Additional Information

    FOCUS Enhancements has filed a registration statement on Form S-4 in connection with the proposed acquisition of substantially all of the assets and assumption of specified liabilities of Visual Circuits Corporation, and Visual Circuits intends to mail a proxy statement/prospectus to its stockholders in connection with the transaction. Investors and security holders of Visual Circuits are urged to read the proxy statement/prospectus when it becomes available because it will contain important information about FOCUS Enhancements, Visual Circuits and the transaction. Investors and security holders may obtain a free copy of the proxy statement/prospectus, when it becomes available, at the SEC's website at www.sec.gov. A free copy of the proxy statement/prospectus may also be obtained from FOCUS Enhancements or Visual Circuits (when available), and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Visual Circuits in favor of the transaction. Information regarding FOCUS Enhancements' executive officers and directors is contained in FOCUS Enhancements' Form 10-KSB for the year ended December 31, 2002 and its proxy statement dated November 5, 2003, both of which are filed with the SEC.
    In addition to the registration statement on Form S-4 to be filed by FOCUS Enhancements in connection with the transaction, and the proxy statement/prospectus to be mailed to the stockholders of Visual Circuits in connection with the transaction, FOCUS Enhancements files annual, quarterly and special reports, proxy and information statements, and other information with the SEC. The reports, statements and other information filed by FOCUS Enhancements with the SEC are also available for free at the SEC's website at www.sec.gov. Free copies of these reports, statements and other information may also be obtained from FOCUS Enhancements.

    Filed by Focus Enhancements, Inc. Pursuant to Rule 425 of the
Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14d-2 and Rule 14a-12 under the Securities Exchange Act of 1934, as amended.



                       FOCUS Enhancements, Inc.
                      Consolidated Balance Sheets
                   (in thousands, except share data)
                              (Unaudited)


                                                     December 31,
                                                 --------------------
                                                   2003        2002
                                                 --------    --------
                        ASSETS
Current assets:
 Cash and cash equivalents                       $ 3,731     $ 1,310
 Accounts receivable, net of allowances
  of $384 and $402 at December 31, 2003
  and 2002, respectively                           2,385       1,628
 Inventories                                       3,493       2,350
 Prepaid expenses and other current assets           368         185
                                                 --------    --------
   Total current assets                            9,977       5,473

Property and equipment, net                          146         191
Capitalized software development costs                --          40
Other assets, net                                    151          86
Intangible assets, net                               635       1,053
Goodwill, net                                      5,191       5,191
                                                 --------    --------
   Total assets                                  $16,100     $12,034
                                                 ========    ========

         LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
 Obligations under capital leases, current
  portion                                        $    --     $    44
 Accounts payable                                  2,292       1,860
 Accrued liabilities                               1,989       2,018
                                                 --------    --------
   Total current liabilities                       4,281       3,922

Convertible notes payable to shareholder           3,867       3,867
Obligations under capital leases, non-current         --           1
                                                 --------    --------

   Total liabilities                               8,148       7,790
                                                 --------    --------

Stockholders' equity
Preferred stock, $.01 par value; authorized
 3,000,000 shares; 1,904 shares issued at
 December 31, 2003 and 2002 (aggregate
 liquidation preference $2,267)                       --          --

 Common stock, $.01 par value; 100,000,000
  shares authorized, 42,800,240 and 37,560,537
  shares issued at December 31, 2003 and 2002,
  respectively                                       428         376
 Additional paid-in capital                       71,295      65,940
 Accumulated deficit                             (63,021)    (61,323)
 Deferred compensation and price protection           --         (49)
 Treasury stock at cost, 497,500 and 450,000
  shares at December 31, 2003 and 2002,
  respectively                                      (750)       (700)
                                                 --------    --------
 Total stockholders' equity                        7,952       4,244
                                                 --------    --------
   Total liabilities and stockholders' equity    $16,100     $12,034
                                                 ========    ========


                       FOCUS Enhancements, Inc.
                 Consolidated Statements of Operations
                 (in thousands, except per share data)
                              (Unaudited)



                                 Quarter ended         Year ended
                                  December 31,         December 31,
                               -----------------    ------------------
                                2003      2002        2003      2002
                               -------  --------    --------  --------
Net product revenues:          $7,422   $ 3,951     $26,575   $16,553
Contract revenues                  --        --          --       759
                               -------  --------    --------  --------
  Total net revenues            7,422     3,951      26,575    17,312

Costs of revenues
  Products                      5,116     2,417      17,428    10,516
  Contract                         --        --          --       499
                               -------  --------    --------  --------
  Total costs of revenues       5,116     2,417      17,428    11,015
                               -------  --------    --------  --------

  Gross profit                  2,306     1,534       9,147     6,297
                               -------  --------    --------  --------

Operating expenses:
  Sales, marketing and support  1,122     1,021       4,313     4,878
  General and administrative      522       465       1,751     2,103
  Research and development      1,103     1,015       4,277     4,022
  Amortization of intangible
   assets                         141       217         577       942
  Restructuring (recovery)
   expense                         --        --         (29)       96
                               -------  --------    --------  --------

   Total operating expenses     2,888     2,718      10,889    12,041
                               -------  --------    --------  --------

   Loss from operations          (582)   (1,184)     (1,742)   (5,744)

  Interest expense                (49)      (70)       (200)     (246)
  Interest income                   4        --           7         2
  Other expense                    --        --          --      (336)
  Other income                    137        (3)        239       357
                               -------  --------    --------  --------

   Loss before income taxes      (490)   (1,257)     (1,696)   (5,967)

  Income tax expense (benefit)     --       (10)          2       (10)
                               -------  --------    --------  --------

   Net loss                    $ (490)  $(1,247)    $(1,698)  $(5,957)
                               =======  ========    ========  ========

Loss per common share:
  Basic                        $(0.01)  $ (0.03)    $ (0.04)  $ (0.17)
                               =======  ========    ========  ========
  Diluted                      $(0.01)  $ (0.03)    $ (0.04)  $ (0.17)
                               =======  ========    ========  ========

Weighted average common
 shares outstanding:
  Basic                        42,031    36,504      39,121    35,697
                               =======  ========    ========  ========
  Diluted                      42,031    36,504      39,121    35,697
                               =======  ========    ========  ========


    CONTACT: Lippert/Heilshorn & Associates
             Lillian Armstrong, 415-433-3777
             Kirsten Chapman, 415-433-3777
             Brendan Lahiff, 415-433-3777
             Brendan@lhai-sf.com